Exhibit 99.1
Baidu Announces Revised Outlook for Fourth Quarter 2008
BEIJING, December 11, 2008 — Baidu.com, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, today announced revised guidance for the fourth quarter of 2008 and provided an update on recent business developments. (1)
Baidu currently expects fourth quarter 2008 revenue to be in the range of RMB890 million (US$131 million) to RMB900 million (US$133 million), compared to the previously stated range of RMB1,025 million (US$151 million) to RMB1,055 million (US$155 million).
The company noted that several factors contributed to the guidance revision. First, the economic slowdown in China is having a greater than expected impact on online marketing particularly in machinery and franchising; second, Baidu recently removed the paid search listings of customers in the medical and pharmaceutical sector without licenses on file with Baidu; and third, after a thorough inspection of its customer base, the company removed a number of questionable paid search listings outside of the medical and pharmaceutical sectors. The company noted that a portion of its customers in the medical and pharmaceutical sectors have returned to its paid search listings following the submission of required licenses.
“As on-line marketing customers adjust to the current difficult economic environment, we believe they will increasingly realize the value of paid Internet search as a very powerful performance based model,” said Robin Li, Baidu’s chairman and chief executive officer. “I am confident that Baidu will enhance our market position as we continue to evolve our business model in-line with the rapidly changing dynamics of our market. Going forward, we will continue to focus on improvements in operations, product offerings, and execution.”
Currently, the company is testing a new on-line marketing system to enhance monetization which is expected to improve customer ROI as well as user experience. In addition, Baidu is in the process of developing a new sales support system which is designed to improve sales productivity as well as customer service.
(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.7899 to USD 1.00, the effective noon buying rate as of September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of December 11, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.
For investor inquiries please contact:
In China:
Ms. Linda Sun
Baidu.com, Inc.
Tel: +86-10-8262-1188
Email: ir@baidu.com
Ms. Cynthia He
Brunswick Group LLC
Tel: +86-10-6566-9504
Email: baidu@brunswickgroup.com
In the U.S.:
Mr. Michael Guerin
Brunswick Group LLC
Tel: +1-646-277-3694
Email: mguerin@brunswickgroup.com